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OPT.CO INC.
250 West 94th Street
New York, New York 10025

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                                          APRIL 15, 1997

     RE: ELECTION OF INDEPENDENT DIRECTORS OF UNITED INDUSTRIAL CORPORATION

TO MY FELLOW UNITED INDUSTRIAL CORPORATION STOCKHOLDERS:

Let me state the obvious--our Company is poorly managed and change is needed. Sales, earnings and dividends all show significant declines over the past 5 years and the performance in 1995 and 1996 has done nothing to reverse the negative trend. The consequence for us, as stockholders, has been a loss in the value of our investment. All this has occurred during a period when aerospace-related equities have out-performed an already impressive bull market!

Despite its lack of growth, UIC's business mix is largely unchanged (apart from the forced exit from the simulator business and the questionable participation in the public transport market). Despite the poor financial performance, management is substantially unchanged (and has been rewarded by a material expansion of a Company Stock Option Plan benefiting management). If the incumbent Board of Directors has its way, the Board will also be unchanged.

This makes no sense. I have undertaken to do something about it. I have joined with Alan S. Parsow in seeking election to the UIC Board. Alan and I are confident our election can have a significant impact on Company strategy and operations. We have experience as directors of public companies and have a broad understanding of the government contracting business. Most important, our election will send a message to the Board, to management and to the investment community that past performance is not satisfactory and that the Company must do better.

And the Company can do better. I have devised a restructuring plan that is intended to have immediate and long term effect on Company profitability and growth. The plan, which is further described in the enclosed OPT.CO Proxy Statement, calls for the elimination of UIC's holding company structure, the tax-free distribution of unrelated businesses, the elimination of interlocking board-management relationships, elimination of the classified Board structure and the reduction of overhead primarily through elimination of the superfluous New York City headquarters.

Your vote in support of the "OPT.CO Nominees" (Alan and myself) can have a dramatic effect on the Company. Our election will change the composition of the Board from a self-perpetuating, insider-dominated group to a Board in which independent directors comprise a majority. Our election will deliver to the Company a stockholder-endorsed mandate for substantive change in the organization of the business. And, perhaps above all, our election will infuse the Board with a commitment to enhancing stockholder value rather than a passive acceptance of the status quo.

       UIC'S ANNUAL MEETING IS SET FOR MAY 13, 1997. TO BE COUNTED AT THAT MEETING, I URGE YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE ELECTION OF THE OPT.CO NOMINEES.

Please don't hesitate to contact me through Deep Creek TeleServices Company, our information agent, if you have any questions or require assistance in this matter. DCTC can be called at 301-334-6474 or, by fax, at 301-334-6467.

                                          Sincerely,
                                          David A. Lang
                                          President